UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00

[redacted]

08027540

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 51565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ISI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVENUE, SUITE 25B
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK FRAKER (212) 972-0238
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK FRAKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISI CAPITAL, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GEORGE E ANTTILA
NOTARY PUBLIC-STATE OF NEW YORK
REGISTRATION NO. 01AN6159464
QUALIFIED IN NEW YORK COUNTY
My Commission Expires January 16, 2011

State of New York
County of New York
The foregoing instrument was acknowledged before me this 29 day of JAN 2008 by MARK FRAKER

George Anttila
Public Notary

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous aud
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
ISI Capital, LLC:

We have audited the accompanying statement of financial condition of ISI Capital, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ISI Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 21, 2008

ISI CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 154,738
Due from broker	61,474
Fixed assets (net of accumulated depreciation of $54,434)	9,039
Prepaid expenses	8,626
Security deposit	41,171
TOTAL ASSETS	$ 275,048

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 8,034
Liabilities subordinated to the claims of general creditors	64,000
Members' equity	203,014
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 275,048

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION

ISI Capital, LLC (the "Company") was organized on October 21, 1998 in the State of New York as a limited liability company, the Operating agreement of which expires December 31, 2047. The Company, which began its operations in November 1999, became a registered general securities broker-dealer effective July 26, 1999 is subject to regulation by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Under the Company's original Operating Agreement, there were three classes of members: Class A, Class B and Class C. Class A members consist of the original members who formed and capitalized the Company. The Operating Agreement was amended effective January 22, 2001, to provide for Class D members. As of December 31, 2007, there are no Class B, C or D members.

The Operating Agreement provides for Class A members to share profits and distributions in proportion to their membership interests. The Operating Agreement further provides that the Managers, who shall be elected by the vote of Class A members holding at least two-thirds of the membership interest, may allocated to themselves or any member, whether by formula or otherwise, in their sole and absolute discretion, an amount, either as a distribution of profits, an expense of the business, or both, that represents reasonable compensation for services rendered.

The Company transacts business with institutional customers primarily located in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Owned

Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years.

NOTE 3. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparty, primarily broker-dealers, banks and other financial institutions, with which it conducts business.

As of December 31, 2007, there were no material customer accounts having unsecured debit balances that presented any risk.

NOTE 4. SUBORDINATED BORROWING

At December 31, 2007 Company had a borrowing from a member under a subordination agreement as follows:

Subordinated loan agreement bearing interest at 4.13% per annum, due December 31, 2016	$ 64,000

This borrowing is subordinated to the claims of general creditors, has been approved by FINRA and is available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

ISI CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2007
(continued)

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2007, the Company had net capital of $203,516 that exceeded their requirements by $103,516.

NOTE 6. COMMITMENTS

The Company has a line of credit with a total facility of $25,000 for direct borrowings. At December 31, 2007 there were no balances outstanding under the facility. Annual interest rate change at prime plus one percent and the line of credit is repaid each month in an amount equal 1/36 of the outstanding principal balance.

On October 4, 2004, the Company entered into an agreement to lease its office space. The lease expires on November 30, 2009. Future annual minimum rental payments are as follows:

Years ending December 31,	Amount
2008	$ 73,229
2009	67,127
Total	$ 140,356

NOTE 7. INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT"). A provision for UBT income taxes has been reflected in the statement of income.

END